UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.______)*

Rick’s Cabaret International, Inc.

(Name of Issuer)

Common Stock, par value $.01

 (Title of Class of Securities)

765641303

 (CUSIP Number)

May 10, 2007

 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for the reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange  Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No. 765641303

1.	Names of Reporting Persons

Jeffrey Benton

2.	Check the Appropriate box if a Member of Group (See Instructions)

(a) X

(b) _________

3.	SEC Use Only

4.	Citizenship of Place of Organization: USA

5.	Sole Voting Power:	55,089

6.	Shared Voting Power:	0

7.	Sole Dispositive Power:	55,089

8.	Shared Dispositive Power:	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 55,089

10.	Check if the Aggregate Amount in Roe (9) Excludes Certain Shares (See Instructions): ____________________

11.	Percent of Class Represented by Amount in Row (9): 0.90%

12.	Type of Reporting Persons (See Instructions): IN

SCHEDULE 13G
CUSIP No. 765641303

1.	Names of Reporting Persons

Fairfield Investment Group, LLC

2.	Check the Appropriate box if a Member of Group (See Instructions)

(a) X

(b) _________

3.	SEC Use Only

4.	Citizenship of Place of Organization: Delaware, USA

5.	Sole Voting Power:	226,532

6.	Shared Voting Power:	0

7.	Sole Dispositive Power:	226,532

8.	Shared Dispositive Power:	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 226,532

10.	Check if the Aggregate Amount in Roe (9) Excludes Certain Shares (See Instructions): ________________

11.	Percent of Class Represented by Amount in Row (9): 3.69%

12.	Type of Reporting Persons (See Instructions): OO (Limited Liability Company)

Item 1(a). Name Of Issuer: Rick’s Cabaret International, Inc. (the “Issuer”)

Item 1(b). Address Of Issuer’s Principal Executive Offices:1059 Cutten Road, Houston Texas 77066

Item 2(a). Name Of Person Filing: The names of the persons filing this statement on Schedule 13G are:

1.	Jeffrey W. Benton
2.	Fairfield Investment Group, LLC

Jeffrey Benton is an individual shareholder of common stock and is also a principal and member of Fairfield Advisors, LLC, the Managing Member of Fairfield Investment Group.

Item 2(b). Address Of Principal Business Office, Or If None, Residence: The address of the principal business office for both Mr. Benton and Fairfield Investment Group is 2 Central Ave., 2nd Floor, Madison, NJ  07940

Item 2(c). Citizenship: Mr. Benton is a citizen of the United States. Fairfield Investment Group is a limited liability company formed under the laws of the state of Delaware.

Item 2(d). Title Of Class Of Securities: Common Stock $.01 par value

Item 2(e).Cusip Number: 765641303

Item 3. If This Statement Is Filed Pursuant To Rule 13d-1(B), Or 13d-2(B) Or (C), Check Whether The Person Filing Is A:

(a)	____	Broker or dealer registered under Section 15 of the Exchange Act.
(b)	____	Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	____	Insurance Company defined in Section 3(a)(19) of the Exchange Act.
(d)	____	Investment Company registered under Section 8 of the Investment Company Act.
(e)	____	An Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)
(f)	____	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(ii)(F)
(g)	____	A parent holding company or control person in accordance Rule 13d-1(b)(1)(ii)(G)
(h)	____	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	____	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	____	Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially owned:

(i)	Mr. Benton owns 55,089 shares of Common Stock
(ii)	Fairfield Investment Group owns 226,532 shares of Common Stock

(b)	Percent of Class

(i)	Mr. Benton’s beneficial ownership of 55,089 shares of Common Stock represents 0.90% of all of the outstanding shares of the Common Stock
(ii)	Fairfield Investment Group, LLC’s beneficial ownership of 226,532 shares of Common Stock represents 3.69% of all of the outstanding shares of the Common Stock

(c)	Number of Shares as to Which Such Person Has:

(i)	Sole power to vote or direct the vote:

Mr. Benton has the sole power to vote on the 55,089 shares of Common Stock that he holds. Fairfield Investment Group has the sole power to vote or direct the vote of the 226,532 shares of Common Stock that it holds.

(ii)	Shared power to vote or to direct the vote:

Not Applicable.

(iii)	Sole power to dispose or to direct the disposition:

Mr. Benton has the sole power to dispose or direct the disposition on the 55,089 shares of Common Stock that he holds. Fairfield Investment Group has the sole power to dispose or direct the disposition on the 226,532 shares of Common Stock that it holds.

(iv)	Shared power to dispose or to direct the disposition of:

Not Applicable.

Item 5. Ownership of Five Percent or Less of  Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:     XX    .

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefits plan, pension fund, or endowment fund is not required.

Gary Eisenreich

Item 7. Identification and Classification of the Subsidiary Which Acquired the SecurityBeing Reported on By the Parent Holding Company

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(G) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Not Applicable.

Item 8. Identification and Classification of Members of the Group

If a Group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identity of each member of the group.

Not Applicable.

Item 9. Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Not Applicable.

Item 10. Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not aquired and are not held for the purpose of or with the effect tof changing or influencing the control of the issuer of the securities and were not aquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information in this statement is true, complete and correct.

Dated: May 10, 2007

JEFFREY S. BENTON, in his individual capacity

By: /s/ Jeffrey S. Benton
Jeffrey S. Benton

FAIRFIELD INVESTMENT GROUP, LLC
By: Fairfield Advisors, LLC, as Managing Member

By: /s/Jeffery S. Benton
Jeffrey S. Benton,
Principal of the Managing Member

EXHIBIT A

Joint Filing Agreement Pursuant To Rule 13d-1(K)
Of The Securities And Exchange Act Of 1934

Pursuant to Rule 13d-1(k) of the Securities and Exchange Act of 1934, the undersigned hereby agree that each person or entity on whose behalf this statement is filed is responsible for its timely filing and any amendments hereto; for the completeness and accuracy of the information concerning the persons or entities contained herein; and that each individual person or entity is not responsible for the completeness or accuracy of the information concerning the other persons or entities making this filing, unless any such person or entity knows or has reason to believe that said information is inaccurate.

Dated: May 10, 2007

JEFFREY S. BENTON, in his individual capacity

By: /s/ Jeffrey S. Benton
Jeffrey S. Benton

FAIRFIELD INVESTMENT GROUP, LLC
By: Fairfield Advisors, LLC, as Managing Member

By: /s/Jeffery S. Benton
Jeffrey S. Benton,
Principal of the Managing Member